UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020
Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting
On November 18, 2020, Endava plc (the “Company”) distributed a notice of annual general meeting to be held at the offices of Endava plc at 125 Old Broad Street, London EC2N 1AR on December 16, 2020 at 2.30 p.m. London Time (9:30 a.m. EST) (the “AGM”), a form of proxy, and its annual report and accounts for the year ended June 30, 2020 (the “UK Annual Report”) to the holders of the Company’s ordinary shares. The notice of AGM and the form of proxy are furnished hereto as Exhibits 99.1 and 99.2, respectively.

On or about November 18, 2020, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of November 3, 2020 to instruct the Depositary to vote the ordinary shares represented by their ADSs. A copy of the Depositary’s notice to ADS holders and the Depositary’s voting instructions to ADS holders are furnished here to as Exhibits 99.3 and 99.4, respectively.

The UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://investors.endava.com/financials-and-filings/AGM.

Retirement of Director
In connection with the notice of AGM, Mike Kinton, a member of the Board of Directors (the “Board”) of the Company, has notified the Board that he plans to retire from the Board and will not stand for re-election to the Board at the AGM. Therefore, he will retire at the conclusion of the AGM. There were no disagreements between Mr. Kinton and the Company or any officer or director of the Company which led to Mr. Kinton’s planned departure from the Board.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT LIST

Exhibit	Description
99.1	Notice of Annual General Meeting
99.2	Form of Proxy
99.3	Depositary's Notice of Annual General Meeting
99.4	2020 Voting Instructions for Holders of American Depositary Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: November 18, 2020	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer